EXHIBIT 99.1
Change in the Share Numbers of Largest Shareholder of POSCO
     We hereby inform you of a change in the share numbers of largest shareholder of POSCO (the ‘Company’) according to Financial Supervisory Commission of Korea and Korea Stock Exchange Act. Details are as follows :
     On July 27, 2007, POSCO confirmed and released the change in the share numbers of largest shareholder of the company in accordance with the shareholders’ registry book, which was closed at the end of June 2007.
     As of June 30, 2007, National Pension Service’s ownership stake in POSCO increased as the largest shareholder holding 2,787,138 shares, 3.20% of the company’s issued common stocks.

	Befor change		After change
Company	shares	%	shares	%
National Pension Service	2,496,272	2.86	2,787,138	3.20